

May 18, 2015

Via E-mail
Arthur H. Tinkelenberg, Ph.D.
President and Chief Executive Officer
Enumeral Biomedical Holdings, Inc.
200 CambridgePark Drive, Suite 2000
Cambridge, Massachusetts 02140

      Re: **Enumeral Biomedical Holdings, Inc.**
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed May 15, 2015
                File No. 000-55415

Dear Dr. Tinkelenberg:

We have limited our review of your revised preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. We note your response to our comment letter dated May 14, 2015, that the company intends to remain a reporting company, and does not have any intention of going private or deregistering as a reporting company. Given your disclosure of 323 holders of record as of May 1, 2015, it appears that the reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to cause Enumeral's common stock to become eligible for termination of registration or suspension of its reporting obligations under the Exchange Act. In that regard, please advise us why the ratio chosen would not be reasonably likely to produce this effect. In your response, please be specific with respect to your calculations, including the split ratio assumed and the number of record holders expected after the reverse split.

2. Please also disclose in Item 4 on page 29, the impact of the proposed reverse stock split on the number of your record holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Matthew A. Ebert
        General Counsel